MEDIA RELEASE
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[BELL MEDIA LOGO]
Astral Joins with Bell Media Today
– Bell Media acquires eight specialty and pay TV services, two over-the-air TV stations, 77 radio stations, and the Astral Out-of-Home advertising division –
– New executive leadership team announced –
– New initiatives include a French-language Discovery-branded channel,
French-language specialties added to GO product roll-out, and content integration across TV and radio –

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MONTRÉAL and TORONTO (July 5, 2013) – Astral Media Inc. (Astral) today officially joins with Bell Media following the completion of the $3.2-billion acquisition of Astral by BCE Inc. (Bell).

“Our union with Astral is full of opportunity for our audiences, our industry, and our team members,” said Kevin Crull, President, Bell Media. “Our objective is to create content and build brands that entertain, inform, engage, and inspire audiences through the platforms of their choice. We will deliver on our commitment to provide world-class content to our listeners and viewers, as we make significant investments in the Canadian broadcasting system.”

New Leadership Team
Reflecting the company’s new composition of TV, radio, out-of-home, and digital properties in French and English, Crull today introduced his senior leadership team that includes both Astral and Bell Media executives:

•	Jacques Parisien, President, National Specialty and Pay TV, Radio, and Out-of-Home

•	Charles Benoît, President, Television and Radio, Québec

•	Rick Brace, President, Specialty Channels and CTV Production

•	Chris Gordon, President, Bell Media Radio and Local TV

•	Luc Quétel, President, Astral Out-of-Home

•	Luc Sabbatini, President, Bell Media Sales

•	Phil King, President, CTV Programming and Sports

•	Bart Yabsley, Executive Vice-President, Content Sales and Distribution

•	Wendy Freeman, President, CTV News

•	Adam Ashton, Senior Vice-President, Business Operations

As previously announced, Astral President and CEO Ian Greenberg will now join the BCE Board of Directors.

Opportunities Realized
With the transaction’s close today, Bell Media is moving quickly to deliver the benefits to viewers and listeners it committed to during the acquisition process, especially in Québec. Among the first new initiatives to be announced:

1.	New French Specialty Channel

A new Discovery-branded French-language specialty channel will launch by the end of Q4, building on the success of Bell Media’s Discovery brands in the English-language market, and leveraging Astral’s expertise in operating, programming, and marketing French specialties.

2.	Bell Media’s TV Everywhere Expands to French channels

Bell Media’s roll-out of its GO TV Everywhere product suite will expand to include Super Écran, Ztélé, Canal D, Canal Vie, and VRAK.TV in early 2014, moving these channels beyond the TV screen and providing subscribers with online access to live and on-demand programming on the platform of their choice. The channels will be supported with individual websites and stand-alone apps for authenticated live and on-demand viewing.

3.	New Listening and Viewing Content

Bell Media will immediately implement content integration across its new brands and platforms, providing additional viewing and listening content and strengthening individual brands. To start, CTV National News segments will appear on news/talk radio, including CJAD 800 in Montreal and NewsTalk 1010 in Toronto; RDS sports updates will be heard on Radio NRJ stations; and ETALK and The Movie Network will also share content.

Transaction Details
Bell acquired all Class A Non-Voting Shares of Astral for $50 per share, for a total consideration of approximately $2.8 billion. Bell also acquired all Class B Subordinate Voting Shares for $54.83 per share, for a total consideration of approximately $151 million, and all Special Shares for a total consideration of $50 million. The Astral Class A Shares and Class B Shares will be delisted from the Toronto Stock Exchange at the end of trading on July 8, 2013.

As previously announced, the acquisition of Astral will be entirely satisfied with cash and Bell has deposited a sufficient amount of cash with Computershare Investor Services Inc. to enable it to make payments to Astral shareholders pursuant to the terms of the arrangement.

The Letters of Transmittal have been mailed to registered shareholders of Astral and are also available on Astral’s website at www.astral.com and on SEDAR at www.sedar.com. The Letters of Transmittal explain how registered Astral shareholders can deposit and obtain payment for their Astral shares. Registered Astral shareholders must return their duly completed Letters of Transmittal to Computershare Investor Services Inc. in order to receive the consideration to which they are entitled for their Astral shares. Non-registered shareholders should carefully follow the instructions from the broker or other financial intermediary that holds Astral shares on their behalf.

Bell plans to update its 2013 financial guidance to reflect the Astral acquisition when it delivers BCE results for the second quarter (Q2) of 2013 on August 8, 2013.

Caution Concerning Forward-Looking Statements
Certain statements made in this news release including, but not limited to, statements relating to certain benefits expected to result from the acquisition of Astral, our plans, commitments, initiatives and objectives, and other statements that are not historical facts are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, such as the timely and successful integration of Astral’s operations, procedures and personnel, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements.

The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. For additional information with respect to certain of the assumptions and risks relating to the above-mentioned forward-looking statements, please refer to BCE Inc.’s 2012 annual MD&A dated March 7, 2013 and BCE Inc.’s First Quarter MD&A dated May 8, 2013, filed with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE Inc.’s website at www.bce.ca.

About Bell Media
With passion and an unrelenting commitment to excellence, Bell Media creates content and builds brands that entertain, inform, engage, and inspire audiences through the platforms of their choice. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out-of-home advertising, and digital media. Bell Media owns 30 local television stations led by CTV, Canada’s #1 television network; 34 specialty channels, including TSN and RDS, Canada’s most-watched specialty channels in English and French; four pay TV services, including The Movie Network and Super Écran; and is managing shareholder of premium pay-per-view service Viewers Choice Canada. Bell Media is also Canada’s largest radio broadcaster, with 107 licensed radio stations in 55 markets across Canada. Bell Media owns Astral Out-of-Home, one of Canada’s most dynamic and innovative out-of-home advertising companies. Bell Media also operates more than 200 websites and apps, delivers TV Everywhere with its innovative GO video streaming services, including TMN GO and Bravo GO, and owns Dome Productions Inc., a multi-platform production company. Bell Media is part of BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company. For more on Bell Media, please visit www.bellmedia.ca.

For more information, please contact:
Matthew Garrow, Bell Media, 416.384.5258 or matthew.garrow@bellmedia.ca
Olivier Racette, Bell Media, 514.939.5001 x 3193 or olivier.racette@bellmedia.ca